January 31, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enel Chile S.A.
Amendment No. 2 to Registration Statement on Form F-4
Filed January 10, 2018
File No. 333-221156

Amendment No. 2 to Schedule 13E-3 and Schedule TO-T filed by Enel
Generación Chile S.A., Enel Chile S.A., et al.
Filed January 10, 2018
File No. 005-85152

Ladies and Gentlemen:

On behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), transmitted herewith is Amendment No. 3 (the “Form F-4 Amendment No. 3”) to the Registration Statement on Form F-4 of Enel Chile filed on October 27, 2017 (Registration No. 333-221156) (the “Registration Statement”). This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 26, 2018 in connection with Amendment No. 2 to the Registration Statement (the “Form F-4 Amendment No. 2”) and the related Amendment No. 2 (the “Schedule TO-T/13E-3 Amendment No. 2”) to Schedule 13E-3 and Schedule TO-T filed on October 27, 2017 (the “Schedule TO-T/13E-3”), each filed on January 10, 2018. Set forth below are the Staff’s comments (in bold face type) followed by Enel Chile’s responses. Enel Chile is also filing today Amendment No. 3 to the Schedule TO-T/13E-3 (the “Schedule TO-T/13E-3 Amendment No. 3”).

References to “we,” “us” and “our” in the responses set forth below are to Enel Chile, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form F-4 Amendment No. 3.

In addition to changes made to address the Staff’s comments, the Form F-4 Amendment No. 3 and Schedule TO-T/13E-3 Amendment No. 3 include various updated information and provide certain other information that was not available at the time of the filings of the Form F-4 Amendment No. 2 and the Schedule TO-T/13E-3 Amendment No. 2.

January 31, 2018 Page 2

Amendment No. 2 to Registration Statement on Form F-4

1.	We refer to comment 1 in our prior letter and your response. We continue to believe that the directors who have taken a position with respect to the Reorganization which include the Offers must individually comply with Rule 14d-9. We note in particular that the individual directors here were not required to express an opinion on behalf of Enel Generación under Chilean law because the transactions were approved by the independent directors of Enel Generación and that the Company itself will file its own Schedule 14D-9. Where these directors voluntarily chose to express such an opinion on their own behalf in the context of an ongoing tender offer, we believe Rule 14d-9 is triggered.

In response to the Staff’s comment, Enel Generación has advised the Company that each individual director of Enel Generación will be included as a filer and signatory on the Schedule 14D-9 when it is filed with the Commission.

2.	See our last comment above. Please analyze whether the directors who are recommending the Reorganization are engaged in the going private transaction and should be included as filers on the Schedule 13E-3. We direct your attention to CDI 101.03 in Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009) available on our Web site at www.sec.gov.

In response to the Staff’s comment, each individual director of Enel Generación and Enel Chile has been included as a filer and signatory on the Schedule TO-T/13E-3 Amendment No. 3.

Special Factors

Background of the Offers, page 52

3.	We note your response to comment 8 and your statement that the financial advisor engaged by Enel “was not engaged to prepare or deliver any written or oral report, opinion, recommendation or valuation.” We further note that such advisor provided support to Enel’s management in connection with the Reorganization, and in particular assisted Enel’s management in preparing evaluation materials in connection with the Reorganization including summarizing and synthesizing the reports and opinions of the independent evaluators and appraisers appointed by Enel Chile, Enel Generación and EGPL. Please provide a detailed analysis as to why you believe that the support provided by and function served by Enel’s financial advisor does not constitute a report, opinion, or appraisal under Item 1015 of Regulation M-A. In this regard, we note that synthesizing and summarizing materials compiled by other appraisers and evaluators assessing the Reorganization necessarily involves value judgments and determinations regarding the materiality and placement of information materially related to these transactions. Your analysis should additionally specifically address the nature of the “resource support” provided by Enel’s financial advisor, and provide additional detail regarding the financial advisor’s role in preparing the evaluation materials referenced in your response. For additional guidance, also refer to Question 117.06 to Compliance Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

January 31, 2018 Page 3

In response to the Staff’s comment, the Company has included disclosure in the Form F-4 Amendment No. 3 under the heading “Special Factors—Other Presentations—Summary of Management Presentations Prepared with the Participation of the Financial Advisor to Enel (Mediobanca)” summarizing the presentations prepared by management of Enel (the “Enel Management Presentations”) with the participation of Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”), as financial advisor to Enel, and including the disclosures relating to Mediobanca required by Item 1015 of Regulation M-A.

The Company also supplementally advises the Staff as follows with regard to Mediobanca’s role in preparing the evaluation materials and the nature of the resources they provided:

The Company has been advised that Mediobanca’s role was limited to assisting the management of Enel in preparing the Enel Management Presentations, primarily by providing research support and preparing summaries of publicly available information. For example, in preparing the September 8 Management Presentation, representatives of Mediobanca reviewed published articles by the Chilean press, reports by investor analysts covering Enel Chile, Enel Generación and Enel, and a ratings report by S&P Global in order to provide information to Enel’s management regarding the market reaction following the public announcement of the proposed Reorganization on August 25, 2017. Mediobanca’s representatives prepared relevant excerpts from such articles and reports for inclusion in the September 8 Management Presentation. In addition, Mediobanca also provided the market price data for Enel Chile and Enel Generación in order to show the impact of the public announcement of the proposed Reorganization and to also show the evolution of the implied exchange ratio based on such market prices by taking the market price of Enel Generación and dividing it by the market price of Enel Chile.

Similarly, in assisting the preparation of the November 8 Management Presentation, representatives of Mediobanca reviewed and compared the respective opinions and reports of the independent evaluators and independent appraisers of Enel Chile, Enel Generación and EGPL, as applicable, which were made publicly available on November 3, 2017. Following review of such opinions and reports, Mediobanca’s representatives organized and summarized the key measures contained therein by creating a summary table of ranges for the following measures: (i) price per share; (ii) equity value; (iii) implied Enel Generación/Enel Chile share exchange ratio in the Offers; (iv) implied EGPL/Enel Chile share exchange ratio in the Merger; and (v) the cash/stock allocation for the tender offer consideration. Mediobanca also provided updates to the market price data for Enel Chile and Enel Generación and the related implied exchange ratio that was included in the September 8 Management Presentation.

January 31, 2018 Page 4

In connection with the preparation of the November 20 Management Presentation, representatives of Mediobanca reviewed the terms of the Reorganization proposed by the Board of Directors of Enel Chile on November 14, 2017, as well as the relevant documents made public by Enel Chile and Enel Generación on that date, including the reports of the Directors’ Committees of Enel Chile and Enel Generación. Mediobanca updated the summary table of the price per share and implied exchange share ratio ranges contained in the November 8 Management Presentation to show where the terms proposed by the Board of Directors of Enel Chile fell relative to the ranges provided by the independent evaluators and independent appraisers. Mediobanca also provided a summary of the matters to be approved by shareholders at the respective ESMs of Enel Chile, Enel Generación and EGPL to be called in connection with Reorganization.

In addition, after considering the Staff’s comment and views regarding the role of the financial advisor to Enel as they may relate to other financial advisors involved in the Reorganization acting in roles similar to that of Mediobanca, the Company has also decided to include disclosure in the Form F-4 Amendment No. 3 under the heading “Special Factors—Other Presentations—Summary of Presentations of the Financial Advisors to Enel Chile (BTG Pactual)” summarizing the presentations prepared and presented to the Board of Directors of Enel Chile by BTG Pactual Chile S.p.A. and BTG Pactual Chile S.A. Corredores de Bolsa (collectively, “BTG Pactual”), as financial advisors to Enel Chile, and including the disclosures relating to BTG Pactual required by Item 1015 of Regulation M-A.

* * * * *

Should you have any questions or comments concerning the Form F-4 Amendment No. 3 or the Schedule TO-T/13E-3 Amendment No. 3, please contact J. Allen Miller at (212) 294-5330 or amiller@winston.com or Sey-Hyo Lee at (212) 294-6655 or shlee@winston.com.

Very truly yours,

/s/ J. Allen Miller

J. Allen Miller

cc:	Mr. Nicolás Billikopf
Capital Markets & Compliance Director
Enel Chile S.A.
nicolas.billikopf@enel.com